UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

China Cord Blood Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

698659109

(CUSIP Number)

June 30, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]                 Rule 13d-1(b)
[X]                 Rule 13d-1(c)
[   ]                 Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	698659109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk China Fund (Cayman), Ltd. (98-0170144)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,061,651
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,061,651
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,061,651* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*  Includes 2,858,651 shares of common stock, par value $0.0001 per share, and 203,000 warrants to purchase common stock that are exercisable within 60 days.
**  Based on 59,286,506 outstanding shares of common stock, par value $0.0001 per share, as reported by  China Cord Blood Corporation on its Form 20-F, as filed with the Securities and Exchange Commission on July 8, 2009.

CUSIP No.	698659109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Capital Management, L.L.C. (48-1172612)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,061,651
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,061,651
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,061,651* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%**
12	OO
*  Includes 2,858,651 shares of common stock, par value $0.0001 per share, held by Jayhawk China Fund (Cayman), Ltd. and 203,000 warrants to purchase common stock that are exercisable within 60 days held by Jayhawk China Fund (Cayman), Ltd.
**  Based on 59,286,506 outstanding shares of common stock, par value $0.0001 per share, as reported by  China Cord Blood Corporation on its Form 20-F, as filed with the Securities and Exchange Commission on July 8, 2009.

CUSIP No.	698659109
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity Fund II, L.P. (26-1692972)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,791,067
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,791,067
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,791,067* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*  Includes 4,791,067 warrants to purchase common stock that are exercisable within 60 days.
**  Based on 59,286,506 outstanding shares of common stock, par value $0.0001 per share, as reported by  China Cord Blood Corporation on its Form 20-F, as filed with the Securities and Exchange Commission on July 8, 2009.

CUSIP No.	698659109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity GP II, L.P. (26-1692915)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,791,067
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,791,067
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,791,067* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*  Includes 4,791,067 warrants to purchase common stock that are exercisable within 60 days held by Jayhawk Private Equity Fund II, L.P.
**  Based on 59,286,506 outstanding shares of common stock, par value $0.0001 per share, as reported by  China Cord Blood Corporation on its Form 20-F, as filed with the Securities and Exchange Commission on July 8, 2009.

CUSIP No.	698659109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity, LLC (26-1692786)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,791,067
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,791,067
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,791,067* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
*  Includes 4,791,067 warrants to purchase common stock that are exercisable within 60 days held by Jayhawk Private Equity Fund II, L.P.
**  Based on 59,286,506 outstanding shares of common stock, par value $0.0001 per share, as reported by  China Cord Blood Corporation on its Form 20-F, as filed with the Securities and Exchange Commission on July 8, 2009.

CUSIP No.                        698659109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Kent C. McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,852,718
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,852,718
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,852,718* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.2%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*  Includes 2,858,651shares of common stock, par value $0.0001 per share, held by Jayhawk China Fund (Cayman), Ltd., 203,000 warrants to purchase common stock that are exercisable within 60 days held by Jayhawk China Fund (Cayman), Ltd. and 4,791,067 warrants to purchase common stock that are exercisable within 60 days held by the Jayhawk Private Equity Fund II, L.P.
**  Based on  59,286,506 outstanding shares of common stock, par value $0.0001 per share, as reported by  China Cord Blood Corporation on its Form 20-F, as filed with the Securities and Exchange Commission on July 8, 2009.

Item 1(a)	Name of Issuer:

China Cord Blood Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices:

48th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong S.A.R.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Kent C. McCarthy (“Mr. McCarthy”), Jayhawk Capital Management, L.L.C., a Delaware limited liability company (“JCM”), Jayhawk Private Equity, LLC, a Delaware limited liability company ("JPE"), Jayhawk Private Equity GP II, L.P., a Delaware limited partnership (“JPEGP”), Jayhawk Private Equity Fund II, L.P., a Delaware limited partnership (“JPEF”), and Jayhawk China Fund (Cayman), Ltd., a Cayman Islands exempted company (“JCF”).

Mr. McCarthy, JCM, JPE, JPEGP, JPEF, and JCF have entered into an Agreement Regarding Joint Filing of 13G (the “Agreement”) pursuant to which Mr. McCarthy, JCM, JPE, JPEGP, JPEF, and JCF have agreed to file this 13G jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Act”).  A copy of the Agreement is attached hereto as Exhibit A.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of Mr. McCarthy, JCM, JPE, JPEGP, JPEF, and JCF is 5410 West 61st Place, Suite 100, Mission, Kansas 66205.

Item 2(c)	Citizenship:

Mr. McCarthy is a citizen of the Unites States of America, JCM is a Delaware limited liability company, JPE is a Delaware limited liability company, JPEGP is a Delaware limited partnership, JPEF is a Delaware limited partnership, and JCF is a Cayman Islands exempted company.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number:

698659109

Item 3	The Reporting Person is:

Not Applicable

Item 4	Ownership:

Mr. McCarthy is the manager of and controls JPE.  JPE is the general partner of JPEGP and, as a result, controls JPEGP.  JPEGP is the general partner of JPEF and, as a result, controls JPEF.  Therefore, Mr. McCarthy, JPE, and JPEGP are deemed to be beneficial owners under Rule 13d-3 of the Securities Exchange Act of 1934 of the securities owned of record by JPEF and have reported that they share voting power and dispositive power over such securities.  Mr. McCarthy is also the manager of and controls JCM.  JCM is the manager and investment advisor of JCF and, as a result, controls JCF.  Therefore, Mr. McCarthy and JCM are deemed to be beneficial owners under Rule 13d-3 of the Securities Exchange Act of 1934 of the securities owned of record by JCF and have reported that they share voting power and dispositive power over such securities.

(a)  Amount beneficially owned:
1.  Jayhawk China Fund (Cayman), Ltd.: 3,061,651
2.  Jayhawk Capital Management, L.L.C.: 3,061,651 *
3.  Jayhawk Private Equity Fund II, L.P.: 4,791,067
4.  Jayhawk Private Equity GP, L.P.: 4,791,067 **
5.  Jayhawk Private Equity, LLC: 4,791,067 **
6.  Kent C. McCarthy: 7,852,718 ***

(b)  Percent of class:
1.  Jayhawk China Fund (Cayman), Ltd.: 5.1%
2.  Jayhawk Capital Management, L.L.C.: 5.1%
3.  Jayhawk Private Equity Fund II, L.P.: 7.5%
4.  Jayhawk Private Equity GP, L.P.: 7.5%
5.  Jayhawk Private Equity, LLC: 7.5%
6.  Kent C. McCarthy: 12.2%

Percent of class is based on  59,286,506 outstanding shares of common stock, par value $0.0001 per share, as reported by China Cord Blood Corporation on its Form 20-F, as filed with the Securities and Exchange Commission on July 8, 2009.

(c)  Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote:
1.  Jayhawk China Fund (Cayman), Ltd.: 0
2.  Jayhawk Capital Management, L.L.C.: 0
3.  Jayhawk Private Equity Fund II, L.P.: 0
4.  Jayhawk Private Equity GP, L.P.: 0
5.  Jayhawk Private Equity, LLC: 0
6.  Kent C. McCarthy: 0

(ii)    Shared power to vote or direct the vote:
1.  Jayhawk China Fund (Cayman), Ltd.: 3,061,651
2.  Jayhawk Capital Management, L.L.C.: 3,061,651 *
3.  Jayhawk Private Equity Fund II, L.P.: 4,791,067
4.  Jayhawk Private Equity GP, L.P.: 4,791,067 **
5.  Jayhawk Private Equity, LLC: 4,791,067 **
6.  Kent C. McCarthy: 7,852,718 ***

(iii)   Sole power to dispose or to direct the disposition of:
1.  Jayhawk China Fund (Cayman), Ltd.: 0
2.  Jayhawk Capital Management, L.L.C.: 0
3.  Jayhawk Private Equity Fund II, L.P.: 0
4.  Jayhawk Private Equity GP, L.P.: 0
5.  Jayhawk Private Equity, LLC: 0
6.  Kent C. McCarthy: 0

(iv)  Shared power to dispose or to direct the disposition of:
1.  Jayhawk China Fund (Cayman), Ltd.: 3,061,651
2.  Jayhawk Capital Management, L.L.C.: 3,061,651 *
3.  Jayhawk Private Equity Fund II, L.P.: 4,791,067
4.  Jayhawk Private Equity GP, L.P.: 4,791,067 **
5.  Jayhawk Private Equity, LLC: 4,791,067 **
6.  Kent C. McCarthy: 7,852,718 ***

*  Includes 2,858,651 shares of common stock, par value $0.0001 per share, held by Jayhawk China Fund (Cayman), Ltd. and 203,000 warrants to purchase common stock that are exercisable within 60 days held by Jayhawk China Fund (Cayman), Ltd.

**  Includes 4,791,067 warrants to purchase common stock that are exercisable within 60 days held by Jayhawk Private Equity Fund II, L.P.

***  Includes 2,858,651shares of common stock, par value $0.0001 per share, held by Jayhawk China Fund (Cayman), Ltd., 203,000 warrants to purchase common stock that are exercisable within 60 days held by Jayhawk China Fund (Cayman), Ltd. and 4,791,067 warrants to purchase common stock that are exercisable within 60 days held by the Jayhawk Private Equity Fund II, L.P.

Prior to June 30, 2009, certain of the reporting persons filing this Schedule 13G held warrants to purchase common stock of Pantheon China Acquisition Corp., the predecessor to the issuer, that could have resulted in such reporting persons holding a beneficial interest in Pantheon China Acquisition Corp. of 5% or greater at that time.  However, the reporting persons were subject to an agreement whereby they could not exercise such warrants until after the business combination with the issuer, which occurred on June 30, 2009.  Certain reporting persons have purchased additional warrants and/or common stock from the issuer subsequent to June 30, 2009, and those warrants and shares are also included in this Schedule 13G.

Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:

[ ]

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

See response to Item 4 above.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below each party certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the parties below certify that the information set forth in this statement is true, complete and correct.

Dated:	August 10, 2009

/s/ Kent C. McCarthy
Kent C. McCarthy

Jayhawk Capital Management, L.L.C.

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity, L.L.C.

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity GP II, L.P.

By:	Jayhawk Capital Management, L.L.C. Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity Fund II, L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager of its general partner, Jayhawk Capital Management, LLC

Jayhawk China Fund (Cayman), Ltd.

By:	Jayhawk Capital Management, L.L.C., Its manager /s/ Kent C. McCarthy
Name: Kent McCarthy
Title: Manager

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of China Cord Blood Corporation, and further agree that this Agreement be included as an exhibit to such filings.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 10th day of August, 2009.

/s/ Kent C. McCarthy
Kent C. McCarthy

Jayhawk Capital Management, L.L.C.

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity, L.L.C.

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity GP II, L.P.

By:	Jayhawk Capital Management, L.L.C. Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity Fund II, L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager of its general partner, Jayhawk Capital Management, LLC

Jayhawk China Fund (Cayman), Ltd.

By:	Jayhawk Capital Management, L.L.C., Its manager /s/ Kent C. McCarthy
Name: Kent McCarthy
Title: Manager